

May 20, 2011

Marc E. Chardon
Chief Executive Officer
Blackbaud, Inc.
2000 Daniel Island Drive
Charleston, South Carolina 29492

> **Re:** **Blackbaud, Inc.**
> **Form 10-K**
> **Filed March 1, 2011**
> **File No. 000-50600**

Dear Mr. Chardon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, page 51

1.   We note your disclosure in this section that you do not <u>believe</u> that you currently have any off-balance sheet arrangements. Please tell us why you have qualified your conclusion and cannot definitively state that you have no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Compensation Discussion and Analysis (incorporated from the definitive proxy statement filed on April 29, 2011)

Performance-Based Annual Bonus, page 24

2.   We note that the 2010 bonuses awarded to Messrs. Cumbaa and Mooney were based, in part, on the performance of their respective business units. In your response letter, tell us how the performance of these business units was evaluated. For example, tell us whether you established quantitative or qualitative performance targets for these units and, if you did, please disclose such targets in your response or provide us with your analysis as to why disclosure is not required. Refer to Item 402(b)(2)(v) of Regulation S-K. If you have omitted performance targets in reliance upon Instruction 4 to Item 402(b) of Regulation S-K, please confirm that you will discuss in future filings how difficult it would be for the business unit to achieve the undisclosed targets. Refer to Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Employment Agreements

Messrs. Williams, Attanasi, Cumbaa and Mooney, page 38

3.   It does not appear that you have filed (or if previously filed, incorporated by reference into your Form 10-K) your at-will employment agreements with Messrs. Williams, Attanasi, Cumbaa and Mooney. Please advise. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Proxy Card

4.   As previously discussed with your counsel, the description of Proposal 2 in your proxy card does not appear to accurately describe the proposal on which shareholders are voting. The resolution on page 12 of the proxy statement indicates that stockholders are voting to approve, on an advisory basis, the compensation of your named executive officers. The resolution language appears to comply with the requirements of Rule 14a-21(a). The Proxy Card, however, indicates that shareholders are voting "to hold an advisory vote on executive compensation." Please advise on how you intend to resolve this ambiguity in your proxy card prior to your June 22, 2011 annual meeting.

Consolidated Financial Statements

Revenue Recognition, page F-7

5.   We note from your disclosures that any related set-up fees associated with your hosted subscription arrangements are recognized ratably over the service period of the contract.

Please tell us the life of the subscription period over which you recognize the implementation fees and explain how you consider customer renewals in determining the life of a subscription period. As part of your response, tell us how you considered the guidance in footnote 39 of SAB Topic 13.A.3(f).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant at (202) 551-3479, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney at (202) 551-3456 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant